(all amounts are in U.S. dollars except where otherwise indicated)
(1) Please refer to "Non-GAAP financial measures and related ratios" in this press release
(2) Enterprise value is calculated as fully diluted equity value, plus financial debt, plus underfunded pension liabilities, less cash and equivalents

Gildan Reports Record Third Quarter Revenue and Adjusted Diluted EPS1 and Updates its Full Year 2025 Guidance

•Record third quarter net sales of $911 million
•Operating margin of 21.1%, record adjusted operating margin1 of 23.2%
•GAAP diluted EPS of $0.80 and record adjusted diluted EPS1 of $1.00
•Company narrows its adjusted diluted EPS1 guidance range and also updates full year adjusted operating margin1, capex and free cash flow1 guidance
•On August 13, 2025, Company announced the proposed combination with HanesBrands to create a global basic apparel leader; the transaction is expected to close later this year or early in 2026

Montreal, Wednesday, October 29, 2025 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced results for the third quarter ended September 28, 2025 and updated its full year 2025 guidance.

"We were pleased with this quarter’s results as we continue to drive profitable growth, supported by strong net sales growth of 5.4% in Activewear which allowed us to deliver record adjusted diluted EPS. Our record-setting third quarter results once again showcase the effectiveness of the Gildan Sustainable Growth (GSG) strategy to drive strong financial performance, and we're excited about the next phase of our growth journey. Our keen focus on execution, combined with Gildan’s low-cost vertically integrated business model, will be further enhanced by the added capabilities and reach introduced through the HanesBrands acquisition, which is expected to close later this year or early in 2026." said Glenn J. Chamandy, Gildan’s President and CEO.

Q3 2025 Operating Results
Net sales were $911 million, up 2.2% over the prior year, in line with previously provided guidance for the quarter of low single-digit growth. Activewear sales of $831 million were up 5.4% driven by a favourable product mix and higher net prices. Solid sales to North American distributors were complemented by sustained momentum with National account customers, driven by our strong overall competitive positioning. We continued to see robust demand for Comfort Colors® and our innovative pipeline continues to drive excitement, with our new soft cotton technology and new brands such as Champion® and ALLPRO™. Separately, Hosiery and underwear sales were $80 million, down 22.1% versus the prior year. The year over year drop in sales was mainly owing to lower sales volumes, reflecting as expected a timing shift of shipments into the fourth quarter, and, to a lesser extent, unfavourable mix, as the category experienced continued broader market weakness during the quarter. Finally, International sales were $60 million versus $64 million last year, a decrease of 6.1% year over year, primarily due to ongoing demand softness across markets.

The Company generated gross profit of $307 million, or 33.7% of net sales, versus $278 million, or 31.2% of net sales, in the same period last year representing a 250-basis point improvement, which was mainly a result of lower manufacturing costs, complemented by favorable pricing reflecting price increases implemented to offset the initial impact from tariffs, and to a lesser extent, the benefit from lower raw materials costs.

SG&A expenses were $95 million compared to $84 million in the prior year. Adjusting for charges related to the proxy contest and leadership changes and related matters, which were almost entirely incurred in the prior year, adjusted SG&A expenses1 remained at $95 million, or 10.4% of net sales, compared to $78 million or 8.8% of net sales for the same period last year. The increase in adjusted SG&A1 in the quarter reflects higher variable compensation and IT-related general and administrative expenses.

The Company generated operating income of $192 million, or 21.1% of net sales, compared to $193 million, or 21.7% of net sales, generated in the prior year. Adjusting for restructuring and acquisition-related costs primarily related to the HanesBrands proposed acquisition, and the aforementioned costs relating to proxy contest and leadership changes and related matters which were almost entirely incurred in the prior year, adjusted operating income1 was $212 million up $12 million, or 23.2% of net sales, up 80 basis points versus last year and slightly ahead of guidance provided.

Net financial expenses of $44 million were up $13 million over the prior year due primarily to fees related to the committed financing obtained for the proposed HanesBrands acquisition and generally higher borrowing levels. Furthermore, in connection with this acquisition, we announced, in the third quarter, a private placement offering of US$1.2 billion aggregate principal amount of senior unsecured notes across two series. The proceeds from the offering will be used to fund the proposed acquisition of HanesBrands, refinance its debt, and cover related transaction costs.

Taking into account the aforementioned factors, partly offset by the benefit from a lower outstanding share base, GAAP diluted EPS were $0.80, versus $0.82 in the prior year and, adjusting for restructuring, acquisition-related and other costs as well as the aforementioned financing fees in connection with the proposed HanesBrands acquisition, adjusted diluted EPS1 were $1.00, up 17.6% from $0.85 in the prior year.

Year-to-date Operating Results
Net sales for the first nine months of the year ended September 28, 2025, were $2,541 million, up 3.7% versus the same period last year. Excluding the impact of the exit of the Under Armour business in 2024, consolidated sales would have been up mid-single digits. In Activewear, we generated sales of $2,300 million, up $183 million or 8.7%, driven primarily by favourable product mix and higher volumes, reflecting strong sales at U.S. Distributors and National accounts. In the Hosiery and underwear category, sales were down 27.5% versus the prior year reflecting lower volume, less favourable mix, broad market weakness, and the exit of the Under Armour business. International sales of $172 million were down 8.1% versus the same period last year, reflecting continued demand softness across geographies.

The Company generated gross profit of $818 million, up $67 million versus the prior year, driven by the increase in sales and gross margin. Gross margin of 32.2% was up by 150 basis points year over year mainly driven by lower raw material costs, favourable pricing, and lower manufacturing costs, partially offset by the initial flow through of tariffs.
SG&A expenses were $264 million, down $48 million year over year. Excluding costs related to the proxy contest and leadership changes and related matters which were almost entirely incurred in the prior year, adjusted SG&A expenses1 were $262 million, or 10.3% of net sales, compared to $230 million or 9.4% of net sales, reflecting higher variable compensation and general and administrative expenses.

The Company generated operating income of $521 million, or 20.5% of net sales, reflecting higher net sales and improved gross margins, compared to operating income of $439 million or 17.9% of net sales last year. Excluding restructuring and acquisition-related costs and the aforementioned costs relating to proxy contest and leadership changes and related matters, adjusted operating income1 was $556 million or 21.9% of net sales, up $35 million or 60 basis points compared to the prior year.

Net financial expenses of $106 million were up $28 million over the prior year, primarily due to higher borrowing levels and fees related to the committed financing obtained for the proposed HanesBrands acquisition. Reflecting the improved financial performance and the benefit from a lower outstanding share base, GAAP diluted EPS and adjusted diluted EPS1 were $2.27 and $2.55 respectively, compared to GAAP diluted EPS and adjusted diluted EPS1 of $1.62 and $2.18 respectively, in the prior year.

Cash flows from operating activities totaled $270 million for the nine months ended September 28, 2025 (Q3 - $224 million), compared to $291 million in the prior year, primarily reflecting higher working capital investments. After accounting for capital expenditures totaling $82 million, the Company generated approximately $189 million of free cash flow1 (Q3 - $200 million). During the first nine months of 2025, the Company continued to execute on its capital allocation priorities returning $286 million to shareholders (Q3 - $79 million), including dividends and by repurchasing about 3.8 million shares under our normal course issuer bid (NCIB) program. We ended the third quarter with net debt1 of $1,741 million and a leverage ratio of 2.0 times net debt to trailing twelve months adjusted EBITDA1, at the midpoint of our current targeted debt range of 1.5x to 2.5x net debt to adjusted EBITDA1.

Merger Agreement with HanesBrands
On August 13, 2025, the Company announced that it entered into a definitive merger agreement to acquire HanesBrands, a leading global apparel company with a portfolio of iconic brands. Under the terms of the merger agreement, HanesBrands shareholders will receive 0.102 common shares of Gildan and $0.80 in cash for each share of HanesBrands common stock, representing a total equity value of approximately $2.2 billion and an enterprise value2 of approximately $4.4 billion, based on the closing price of Gildan’s common shares on August 11, 2025. The transaction, unanimously approved by the Boards of Directors of both companies, is expected to close in late 2025 or early 2026, subject to HanesBrands shareholder approval and the satisfaction or waiver of other customary closing conditions. As such, the Company's full year outlook for 2025 presented below does not take into account the planned combination with HanesBrands.

2025 Outlook
Delivering another strong quarter despite the fluid macroeconomic environment and a generally softer demand environment is a testament of our continued commitment to execute our Gildan Sustainable Growth (GSG) strategy and underscores our confidence in our ability to achieve our objectives, as we continue to drive growth in key product categories and channels. We believe that our vertically integrated business model, paired with our strong industry positioning should support continued strong financial performance.

Consequently, for 2025, we are updating our full year guidance as follows:
•Revenue growth for the full year to be up mid-single digits, in line with previous guidance;
•Full year adjusted operating margin1 to be up approximately 70 basis points compared to previous guidance of 'up approximately 50 basis points';
•Capex to come in at approximately 4% of sales, compared to previous guidance of 5% of sales;
•Adjusted diluted EPS1 in the range of $3.45 to $3.51, up between approximately 15% and 17% year over year, compared to our previous guidance of $3.40 to $3.56; and
•Free cash flow1 to be approximately $400 million, compared to previous guidance of 'above $450 million'.

The assumptions underpinning our 2025 guidance are as follows:
•We continue to reflect the impact of tariffs currently in place in conjunction with mitigation initiatives including pricing and our ability to leverage our flexible business model as a low-cost vertically integrated manufacturer. The higher tariffs are also embedded in our inventory costs.
•Our outlook continues to reflect growth in key product categories driven by recently introduced innovation, the favourable impact from new program launches and market share gains, and the various incentives from jurisdictions where we operate.
•No share repurchases for the remainder of 2025, as indicated at the time of announcement of the proposed HanesBrands acquisition.
•We have taken into account acquisition-related transaction costs incurred thus far.
•We also expect our adjusted effective income tax rate for 2025 to remain at a similar level to 2024.
•We have assumed no meaningful deterioration from current market conditions including the pricing and inflationary environment, and the absence of a significant shift in labour conditions or the competitive environment.

The above outlook for the full year 2025 reflects our understanding of global trade and geopolitical environments and currently implemented changes to multilateral trade frameworks. We are actively monitoring the international trade environment and available mitigation strategies. However, the situation has been characterized by dynamic and important evolution and therefore remains difficult to predict. Our guidance remains subject to any such additional regulatory actions impacting international trade such as tariffs, countervailing tariffs or other trade policy measures or changes and related macroeconomic risks and uncertainties. Furthermore, these assumptions are as of October 28,
2025 and are subject to significant risks and business uncertainties, including those factors described under
“Forward-Looking Statements” in this press release and the interim MD&A for the quarter ended September 28, 2025 as well as the factors described in the “Risks and uncertainties” sections of the interim MD&A for the quarter ended
September 28, 2025 and of the 2024 annual MD&A.

Environmental, Social and Governance (ESG) Highlights
As announced on July 7, 2025, the Company was named one of Canada’s Best 50 Corporate Citizens by Corporate Knights for the fourth consecutive year — one of only two companies in its sector to make the list. Additionally, Gildan was featured on TIME’s World’s Most Sustainable Companies list for the second year, standing out as one of just 13 Canadian companies and one of only two in the “Apparel, Footwear & Sporting Goods” category.

Declaration of Quarterly Dividend
The Board of Directors has declared a cash dividend of $0.226 per share, payable on December 15, 2025, to shareholders of record as of November 19, 2025. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Normal Course Issuer Bid ("NCIB")
The Company's NCIB that commenced on August 9, 2024, expired on August 8, 2025 and was not renewed. Under the NCIB, Gildan was authorized to repurchase for cancellation up to 16,106,155 common shares, representing approximately 10% of Gildan’s “public float” (as such term is defined in the TSX Company Manual) as of July 26, 2024. Gildan purchased for cancellation a total of 12,907,407 common shares under such NCIB, representing 8.0% of the Company’s public float as at July 26, 2024.

On August 13, 2025, concurrently with the announcement of the proposed HanesBrands acquisition, the Company announced that it intends to pause share repurchases until its net debt1 leverage ratio approximates the midpoint of its target leverage framework of 1.5x to 2.5x net debt to adjusted EBITDA1.

Disclosure of Outstanding Share Data
As at October 24, 2025, there were 149,074,298 common shares issued and outstanding along with 1,769,031 dilutive restricted share units (Treasury RSUs) outstanding. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, subject to the attainment of performance conditions, without any monetary consideration being paid to the Company.

As part of the non-cash estimated share consideration for the proposed HanesBrands acquisition, the Company expects to issue approximately 36.1 million common shares, which is based on 0.102 common shares of the Company to be issued for each HanesBrands share of common stock on 353.8 million shares of HanesBrands common stock outstanding on September 28, 2025.

Conference Call Information
Gildan Activewear will hold a conference call to discuss the Company's third quarter 2025 results today at
8:30 AM ET. The conference call can be accessed by dialing (800) 715-9871 (Canada & U.S.) or (646) 307-1963 (international) and entering passcode 5215005#. A replay will be available for 7 days starting at 12:30 PM EST by dialing (800) 770-2030 (Canada & U.S.) or (609) 800-9909 (international) and entering the same passcode. A live audio webcast of the conference call, as well as the replay, will be available at the following link: Gildan Q3 2025 audio webcast.

This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 28, 2025, which will be filed by Gildan with the Canadian securities' regulatory authorities and with the U.S. Securities and Exchange Commission and which will be available on Gildan’s corporate website.

Certain minor rounding variances may exist between the condensed consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in $ millions, except per share amounts or otherwise indicated)	Q3 2025	Q3 2024	Variation (%)	YTD 2025	YTD 2024	Variation (%)
Net sales	910.6	891.1	2.2%	2,540.7	2,449.1	3.7%
Gross profit	306.6	277.6	10.4%	817.9	750.7	9.0%
Adjusted gross profit(1)	306.6	277.6	10.4%	817.9	750.7	9.0%
SG&A expenses	95.3	83.6	13.9%	264.3	312.5	(15.4)%
Adjusted SG&A expenses(1)	95.0	78.1	21.6%	262.1	230.2	13.9%
Restructuring and acquisition-related costs (recoveries)	19.2	1.1	n.m.	32.3	(1.0)	n.m.
Operating income	192.1	192.9	(0.4)%	521.2	439.3	18.7%
Adjusted operating income(1)	211.6	199.5	6.1%	555.8	520.5	6.8%
Adjusted EBITDA(1)	248.7	236.0	5.4%	660.8	625.4	5.7%
Financial expenses	43.7	30.2	44.6%	105.6	77.2	36.7%
Income tax expense	28.2	31.3	(9.6)%	72.9	93.5	(22.0)%
Adjusted income tax expense(1)	28.4	31.6	(10.1)%	75.0	81.8	(8.3)%
Net earnings	120.2	131.5	(8.6)%	342.8	268.5	27.6%
Adjusted net earnings(1)	148.8	137.7	8.1%	384.5	361.4	6.4%
Basic EPS	0.81	0.82	(1.2)%	2.28	1.62	40.7%
Diluted EPS	0.80	0.82	(2.4)%	2.27	1.62	40.1%
Adjusted diluted EPS(1)	1.00	0.85	17.6%	2.55	2.18	17.0%
Gross margin(2)	33.7%	31.2%	2.5 pp	32.2%	30.7%	1.5 pp
Adjusted gross margin(1)	33.7%	31.2%	2.5 pp	32.2%	30.7%	1.5 pp
SG&A expenses as a percentage of net sales(3)	10.5%	9.4%	1.1 pp	10.4%	12.8%	(2.4) pp
Adjusted SG&A expenses as a percentage of net sales(1)	10.4%	8.8%	1.6 pp	10.3%	9.4%	0.9 pp
Operating margin(4)	21.1%	21.7%	(0.6) pp	20.5%	17.9%	2.6 pp
Adjusted operating margin(1)	23.2%	22.4%	0.8 pp	21.9%	21.3%	0.6 pp
Cash flows from operating activities	223.9	178.2	25.7%	269.9	290.9	(7.2)%
Capital expenditures	(24.2)	(29.5)	(18.1)%	(81.9)	(109.8)	(25.4)%
Free cash flow(1)	200.4	149.0	34.6%	188.9	181.5	4.1%

As at (in $ millions, or otherwise indicated)	Sep 28, 2025	Dec 29, 2024
Inventories	1,248.0	1,110.6
Trade accounts receivable	723.9	542.4
Long-term debt (including current portion)	1,754.2	1,535.9
Net debt(1)	1,740.9	1,568.6
Net debt leverage ratio(1)	2.0	1.9
(1) This is a non-GAAP financial measure or ratio. Please refer to "Non-GAAP Financial Measures and related ratios" in this press release.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A expenses as a percentage of net sales are defined as SG&A expenses divided by net sales.
(4) Operating margin is defined as operating income divided by net sales.
n.m. = not meaningful

DISAGGREGATION OF REVENUE

Net sales by major products group were as follows:

(in $ millions, or otherwise indicated)	Q3 2025	Q3 2024	Variation (%)	YTD 2025	YTD 2024	Variation (%)
Activewear	830.6	788.3	5.4%	2,300.0	2,117.0	8.7%
Hosiery and underwear	80.0	102.8	(22.1)%	240.7	332.1	(27.5)%
	910.6	891.1	2.2%	2,540.7	2,449.1	3.7%

Net sales were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q3 2025	Q3 2024	Variation (%)	YTD 2025	YTD 2024	Variation (%)
United States	819.5	798.8	2.6%	2,277.6	2,180.4	4.5%
Canada	30.8	28.2	9.2%	90.8	81.1	12.0%
International	60.3	64.1	(6.1)%	172.3	187.6	(8.1)%
	910.6	891.1	2.2%	2,540.7	2,449.1	3.7%

Non-GAAP financial measures and related ratios
This press release includes references to certain non-GAAP financial measures, as well as non-GAAP ratios as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Certain adjustments to non-GAAP measures
As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's operating and financial results and could potentially distort the analysis of trends in its business performance. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related costs (recoveries)
Restructuring and acquisition-related costs (recoveries) are comprised of costs directly related to significant exit activities, including the closure of business locations and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs are included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted earnings before income taxes, adjusted diluted EPS, and adjusted EBITDA. For the three and nine months ended September 28, 2025, restructuring and acquisition-related costs of $19.2 million and $32.3 million, respectively, (2024 - $1.1 million and $1.0 million (recovery)), were recognized. Refer to subsection 5.4.4 entitled "Restructuring and acquisition-related costs (recoveries)" in our interim MD&A for a detailed discussion of these costs.

Costs relating to proxy contest and leadership changes and related matters
On December 11, 2023, the Company’s then Board of Directors (the “Previous Board”) announced the termination of the Company’s President and Chief Executive Officer, Glenn Chamandy. On such date, the Previous Board appointed Vince Tyra as President and Chief Executive Officer, and Mr. Tyra took office in the first quarter of fiscal 2024, effective on January 15, 2024. Following the termination of Mr. Chamandy, shareholder Browning West and others initiated a campaign and proxy contest against the Previous Board, proposing a new slate of Directors and requesting the reinstatement of Mr. Chamandy as President and Chief Executive Officer. In the second quarter of 2024, on April 28, 2024, in advance of the May 28, 2024, Annual General Meeting of Shareholders (“Annual Meeting”), the Previous Board announced a refreshed Board of Directors (“Refreshed Board”) that resulted in the immediate replacement of five Directors, with two additional Directors staying on temporarily but not standing for re-election at the Annual Meeting. On May 23, 2024, five days prior to the Annual Meeting, the Refreshed Board and Mr. Tyra resigned, along with Arun Bajaj, the Company’s Executive Vice-President, Chief Human Resources Officer (CHRO) and Legal Affairs. The Refreshed Board appointed Browning West's nominees to the Board of Directors (the “New Board”), effective as of that date. On May 24, 2024, the New Board reinstated Mr. Chamandy as President and Chief Executive Officer. On May 28, 2024, the New Board was elected by shareholders at the Annual Meeting. The Company incurred significant expenses primarily at the direction of the Previous Board and the Refreshed Board, including: (i) legal, communication, proxy advisory, financial and other advisory fees relating to the proxy contest and related matters and the termination and subsequent reinstatement of Mr. Chamandy; (ii) legal, financial and other advisory fees with respect to a review process initiated by the Previous Board following receipt of a confidential non-binding expression of interest to acquire the Company; (iii) special senior management retention awards; (iv) severance and termination benefits relating to outgoing executives; and (v) incremental director meeting fees and insurance premiums. In addition, subsequent to the Annual Meeting, the Corporate Governance and Social Responsibility Committee (the "CGSRC") recommended to the New Board, and the New Board approved, back-pay compensation for Mr. Chamandy (who did not receive any severance payment following his termination on December 11, 2023), relating to his reinstatement, including the reinstatement of share-based awards that were canceled by the Previous Board. In light of the strong shareholder support received for its successful campaign and the fact that the Refreshed Board resigned in advance of the Annual Meeting, the CGSRC also recommended to the New Board, and the New Board approved, the reimbursement of Browning West’s legal and other advisory expenses relating to the proxy contest, in the amount of $9.4 million in the second quarter of 2024.

The total costs relating to these non-recurring events (“Costs relating to proxy contest and leadership changes and related matters”) amounted to $0.2 million and $2.2 million for the three and nine months ended September 28, 2025 (2024 - $5.5 million and $82.3 million), respectively, as itemized in the table below with corresponding footnotes. Such costs are included in selling, general and administrative expenses. The impact of the below charges is included as adjustments in arriving at adjusted SG&A expenses, adjusted SG&A expenses as a percentage of net sales, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

(in $ millions)	Q3 2025	Q3 2024	YTD 2025	YTD 2024

Advisory fees on shareholder matters(1)	0.4	2.5	2.1	35.8
Severance and other termination benefits(2)	—	—	—	21.6
Compensation expenses relating to Glenn Chamandy’s termination and subsequent reinstatement as President and Chief Executive Officer(3)	—	—	—	8.9
Incremental costs relating to the Previous Board and Refreshed Board(4)	—	1.4	0.1	8.8
Costs relating to assessing external interests in acquiring the Company(5)	—	—	—	3.0
Special retention awards, net of jobs credit(6)	(0.2)	1.6	—	4.2
Costs relating to proxy contest and leadership changes and related matters	0.2	5.5	2.2	82.3

(1) Relates to advisory, legal and other expenses for the proxy contest and shareholder matters. Charges incurred during the three and nine months ended September 28, 2025 of $0.4 million and $2.1 million, respectively, (2024 - $2.5 million and $35.8 million), include:

–$0.4 million and $2.1 million for the three and nine months ended September 28, 2025, respectively, (2024 - $2.5 million and $26.4 million), of advisory, legal and other fees and expenses related to the proxy contest and shareholder matters. The 2024 charges were incurred mainly at the direction of the Previous Board and the Refreshed Board; and
–$9.4 million of accrued expenses in the second quarter of 2024 for the reimbursement of advisory, legal and other fees and expenses incurred by Browning West in relation to the proxy contest (refer to note 9(c)) of the condensed interim consolidated financial statements for additional information).

(2) Relates to the payout of severance and other termination benefits to Mr. Tyra and Mr. Bajaj pursuant to existing severance arrangements approved and made by the Refreshed Board in the context of the proxy contest, just prior to its conclusion in May 2024. The cash payouts in the second quarter of 2024 for severance and termination benefits totaled $24.4 million, of which $15.3 million was for Mr. Tyra and $9.1 million was for Mr. Bajaj. The respective charges included in selling, general and administrative expenses during the second quarter of 2024 totaled $21.6 million (of which $14.1 million was for Mr. Tyra and $7.5 million was for Mr. Bajaj), and included $12.3 million for accelerated vesting of share-based awards as well as $9.3 million in other termination benefits for these executives.

(3) Salary and other accrued benefits related to back-pay as part of the reinstatement of Mr. Chamandy by the New Board in Q2 2024, including the reinstatement of share-based awards which had been canceled by the Previous Board. Net charges incurred during the three and nine months ended September 29, 2024 of nil and $8.9 million, respectively, included:

–nil and $1.7 million, respectively, for backpay and accruals for short-term incentive plan benefits;
–nil and $14.6 million, respectively, of stock-based compensation expense for past service costs related to the reinstatement of Mr. Chamandy’s 2022 and 2023 long-term incentive program (LTIP) grants (for which a reversal of compensation expense of approximately $6.0 million was recorded in the fourth quarter of fiscal 2023);
–nil and $2.4 million, respectively, of stock-based compensation expense adjustments relating to Mr. Chamandy’s 2021 LTIP share-based grant which vested in 2024; and
–The reversal of a $9.8 million accrual for severance in the second quarter of 2024 (which had been accrued for in the fourth quarter of 2023), as Mr. Chamandy forfeited any termination benefit entitlement in connection with the award of back-pay and reinstatement of canceled share-based awards as noted above.

(4) The Company incurred nil and $0.1 million (2024 - $1.4 million and $8.8 million), respectively, of incremental costs relating to the Previous Board and Refreshed Board. The fiscal 2025 charge relates to the increase in the value of unpaid deferred share units (DSUs). The fiscal 2024 charges includes nil and $4.8 million, respectively, for a Directors and Officers run off insurance policy, $0.2 million and $0.6 million, respectively, for special board meeting fee payments, and $1.2 million and $3.4 million, respectively, for the increase in value of the deferred share units (DSU) liability.

(5) Relates to advisory, legal and other expenses with respect to the announced review process initiated by the Previous Board following receipt of a confidential non-binding expression of interest to acquire the Company.

(6) Stock-based compensation recoveries of $0.2 million and nil for the three and nine months ended September 28, 2025 (2024 - $1.6 million and $4.2 million), relating to special retention awards, net of jobs credit.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters, bridge facility commitment fees (new in 2025) and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its net earnings performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, except per share amounts)	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Net earnings	120.2	131.5	342.8	268.5
Adjustments for:
Restructuring and acquisition-related costs (recoveries)	19.2	1.1	32.3	(1.0)
Costs relating to proxy contest and leadership changes and related matters	0.2	5.5	2.2	82.3
Bridge facility commitment fees	9.3	—	9.3	—
Income tax (recovery) expense relating to restructuring charges and other items above	(0.2)	(0.3)	(2.1)	0.2
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	—	—	—	11.5
Adjusted net earnings	148.7	137.8	384.5	361.5
Basic EPS	0.81	0.82	2.28	1.62
Diluted EPS	0.80	0.82	2.27	1.62
Adjusted diluted EPS(1)	1.00	0.85	2.55	2.18
(1) This is a non-GAAP ratio. It is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding.

Adjusted earnings before income taxes, adjusted income tax expense, and adjusted effective income tax rate
Adjusted effective income tax rate is defined as adjusted income tax expense divided by adjusted earnings before income taxes. Adjusted earnings before income taxes excludes restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, the impact of costs relating to proxy contest and leadership changes and related matters, and bridge facility commitment fees (new in 2025). Adjusted income tax expense is defined as income tax expense excluding tax rate changes resulting in the revaluation of deferred income tax assets and liabilities, income taxes relating to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income tax expense relating to restructuring charges and other pretax adjustments noted above. The Company excludes these adjustments because they affect the comparability of its effective income tax rate. The Company believes the adjusted effective income tax rate provides a clearer understanding of our normalized effective tax rate and financial performance for the current period and for purposes of developing its annual financial budgets. The Company believes that adjusted effective income tax rate is useful to investors in assessing the Company's future effective income tax rate as it identifies certain pre-tax expenses and gains and income tax charges and recoveries which are not expected to recur on a regular basis (in particular, non-recurring costs such as proxy contest and leadership changes and related matters incurred in the Company’s Canadian legal entity which do not result in tax recoveries, and tax rate changes resulting in the revaluation of deferred income tax assets and liabilities).

(in $ millions, or otherwise indicated)	Q3 2025	Q3 2024	YTD 2025	YTD 2024

Earnings before income taxes	148.4	162.7	415.7	362.0
Adjustments for:
Restructuring and acquisition-related costs (recoveries)	19.2	1.1	32.3	(1.0)
Costs relating to proxy contest and leadership changes and related matters	0.2	5.5	2.2	82.3
Bridge facility commitment fees	9.3	—	9.3	—
Adjusted earnings before income taxes	177.1	169.3	459.5	443.3

Income tax expense	28.2	31.3	72.9	93.5
Adjustments for:
Income tax recovery (expense) relating to restructuring charges and other adjustments above	0.2	0.3	2.1	(0.2)
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	—	—	—	(11.5)
Adjusted income tax expense	28.4	31.6	75.0	81.8
Average effective income tax rate(1)	19.0%	19.2%	17.5%	25.8%
Adjusted effective income tax rate(2)	16.0%	18.7%	16.3%	18.5%
(1) Average effective income tax rate is calculated as income tax expense divided by earnings before income taxes.
(2) This is a non-GAAP ratio. It is calculated as adjusted income tax expense divided by adjusted earnings before income taxes.

Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of the net insurance gains in fiscal 2023. The Company uses adjusted gross profit and adjusted gross margin to measure its performance at the gross margin level from one period to the next, without the variation caused by the impacts of the item described above. The Company excludes this item because it affects the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding this item does not imply that it is non-recurring. The Company believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labor and materials for manufacturing goods to our customers that could otherwise be masked by the impact of net insurance gains in prior years. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Gross profit	306.6	277.6	817.9	750.7
Adjustments	—	—	—	—
Adjusted gross profit	306.6	277.6	817.9	750.7
Gross margin	33.7%	31.2%	32.2%	30.7%
Adjusted gross margin(1)	33.7%	31.2%	32.2%	30.7%
(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales.

Adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales
Adjusted SG&A expenses are calculated as selling, general and administrative expenses excluding the impact of costs relating to proxy contest and leadership changes and related matters. The Company uses adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales to measure its performance from one period to the next, without the variation caused by the impact of the items described above. Excluding these items does not imply they are non-recurring. The Company believes adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales are useful to investors because they help identify underlying trends in our business that could otherwise be masked by costs relating to the proxy contest and leadership changes and related matters, which the Company believes are unusual and non-recurring in nature. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q3 2025	Q3 2024	YTD 2025	YTD 2024

SG&A expenses	95.3	83.6	264.3	312.5
Adjustment for:
Costs relating to proxy contest and leadership changes and related matters	(0.2)	(5.5)	(2.2)	(82.3)
Adjusted SG&A expenses	95.1	78.1	262.1	230.2
SG&A expenses as a percentage of net sales	10.5%	9.4%	10.4%	12.8%
Adjusted SG&A expenses as a percentage of net sales(1)	10.4%	8.8%	10.3%	9.4%
(1) This is a non-GAAP ratio. It is calculated as adjusted SG&A expenses divided by net sales.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs and excludes impairment (impairment reversal) of intangible assets, net insurance gains in 2023, gain on sale and leaseback, and costs relating to proxy contest and leadership changes and related matters. Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its operating results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of the items noted above that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Operating income	192.1	192.9	521.2	439.3
Adjustments for:
Restructuring and acquisition-related costs (recoveries)	19.2	1.1	32.3	(1.0)
Costs relating to proxy contest and leadership changes and related matters	0.2	5.5	2.2	82.3
Adjusted operating income	211.5	199.5	555.7	520.6
Operating margin	21.1%	21.7%	20.5%	17.9%
Adjusted operating margin(1)	23.2%	22.4%	21.9%	21.3%
(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment (impairment reversal) of intangible assets, net insurance gains in 2023, gain on sale and leaseback, and costs relating to proxy contest and leadership changes and related matters. Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Net earnings	120.2	131.5	342.8	268.5
Restructuring and acquisition-related costs (recoveries)	19.2	1.1	32.3	(1.0)
Costs relating to proxy contest and leadership changes and related matters	0.2	5.5	2.2	82.3
Depreciation and amortization	37.1	36.5	105.1	104.9
Financial expenses, net	43.7	30.2	105.6	77.2
Income tax expense	28.2	31.3	72.9	93.5
Adjusted EBITDA	248.6	236.1	660.9	625.4

Free cash flow
Free cash flow is defined as cash flow from operating activities, less cash flow used in investing activities excluding cash flows relating to business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Q3 2025	Q3 2024	YTD 2025	YTD 2024
Cash flows from operating activities	223.9	178.2	269.9	290.9
Cash flows used in investing activities	(23.5)	(29.3)	(81.0)	(109.3)
Adjustment for:
Business acquisitions	—	—	—	—
Free cash flow	200.4	148.9	188.9	181.6

Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), foreign currency component of derivative financial instruments related to the cross-currency swap’s notional amount, and lease obligations (including any current portion), and net debt is calculated as total debt net of cash and cash equivalents. The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Sep 28, 2025	Dec 29, 2024
Long-term debt (including current portion)	1,754.2	1,535.9
Bank indebtedness	—	—
Foreign currency component of derivative financial instrument on Canadian Senior unsecured notes	(17.9)	14.1
Lease obligations (including current portion)	117.3	117.4
Total debt	1,853.6	1,667.4
Cash and cash equivalents	(112.6)	(98.8)
Net debt	1,741.0	1,568.6

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to pro-forma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve-month period. The Company has currently set a net debt leverage target ratio of 1.5 to 2.5 times pro-forma adjusted EBITDA for the trailing twelve months. The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including our ability to pay off our incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Sep 28, 2025	Dec 29, 2024
Adjusted EBITDA for the trailing twelve months	869.2	833.8
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	869.2	833.8
Net debt	1,740.9	1,568.6
Net debt leverage ratio(1)	2.0	1.9
(1) The Company's total net debt to EBITDA ratio for purposes of its term loans and revolving facility was 2.1x (2.0x at December 29, 2024), and for purposes of U.S. private placement notes was 2.2x at September 28, 2025 (2.2x at December 29, 2024).

Caution Concerning Forward-Looking Statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to revenue growth or net sales, adjusted operating margins, capital expenditures, adjusted diluted EPS, and free cash flow as provided in our financial outlook for the 2025 fiscal year set forth in this press release under the section “2025 Outlook”, as well as information with respect to the proposed acquisition of HanesBrands, including in respect of the timing and completion thereof. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology.

We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document and this press release.

Forward-looking information is inherently uncertain, and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers, including our largest distributor;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the prices of raw materials and energy related inputs, from current levels, used to manufacture and transport our products;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, and other unforeseen adverse events;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, compliance with or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•the impact, including broader economic impacts, of the tariffs imposed by the U.S. Administration and of any retaliation measures adopted by other governments, or the imposition of further restrictions or prohibitions on the export or import of goods between countries;
•elimination of government subsidies and credits that we currently benefit from, and the non-realization of anticipated new subsidies and credits;

•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•our reliance on key management and our ability to attract and/or retain key personnel;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•our ability to protect our intellectual property rights;
•operational problems with our information systems or those of our service providers as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•rapid developments in artificial intelligence;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

In addition, the Company is also subject to the various risks and uncertainties relating to the proposed acquisition of HanesBrands, including risks relating to the timing and completion of the acquisition, the realization of anticipated benefits and synergies of the proposed acquisition and the timing and quantum thereof; the success of integration plans and the time required to successfully integrate the combined business; the focus of management time and attention on the proposed acquisition and other potential disruptions arising from the transaction; and potential undisclosed liabilities not identified during the due diligence process.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not consider the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release, including our financial outlook for the 2025 fiscal year under the section "2025 Outlook", are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE®, and Peds®, and under an exclusive licensing agreement for the printwear channel for Champion®.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

Investor inquiries: Jessy Hayem, CFA Senior Vice-President, Head of Investor Relations and Global Communications (514) 744-8511 jhayem@gildan.com	Media inquiries: Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 communications@gildan.com

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